Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: February 26, 2013

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,”

“possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

13018 Town Hall Focuses on OfficeMax Merger

NARRATOR VOICEOVER: At a special Town Hall, Office Depot Chairman & CEO, Neil Austrian, explained merging with OfficeMax gives the joint company necessary capital.

NEIL AUSTRIAN: For us to make any big bets, let alone small bets, we’ve really been handicapped here—given the loss of revenue from 16-billion down to 11-billion dollars over the past four or five years. Putting the two businesses together results in a business that has $18 billion in revenue and gives us the financial flexibility to really transform the business.

NARRATOR VOICEOVER: A business facing increased competition from expanding retail and online office suppliers, making this merger a good bet to receive FTC approval.

NEIL AUSTRIAN: And in talking with our anti-trust attorneys, they see the marketplace differently today than it was seen in 1997. So it has changed, at the same time we’ve gotta be prepared that it doesn’t happen.

NARRATOR VOICEOVER: Lessons were learned during the 1997 Staples merger, when Office Depot shared too much with its rival, leading to competitive consequences when the deal fell through.

NEIL AUSTRIAN: Which is why we didn’t name a CEO of the combined company, which is why we didn’t pick a name. Which is why we didn’t pick a location. Because at the end of the day, while I’m very optimistic it’ll be approved, we can’t take the chance that the same thing happens in 2013 that happened in 1997.

NARRATOR VOICEOVER: So for now, it’s business as usual—and Office Depot needs all its associate to continue executing the company strategy.

NEIL AUSTRIAN: And I’d really say keep your head down. Keep doing what you’re doing, and you’ll be successful. But none of us—whether we had this merger or didn’t have this merger—is guaranteed anything. And I don’t wanna get up here and say everybody’s gonna have a job for life, cause that’s not the case. But there are no major layoffs planned.

NARRATOR VOICEOVER: In fact, there’s an increased focus on building a stronger company, that can better compete in a constantly changing world.

NEIL AUSTRIAN: I mean, we’ve proven we can run a business in really crummy times. And they’ve been pretty bad. So I think in terms of putting these two businesses together, there has to be a new vision in terms of what can be. And I think that we’ve got one shot, and a real opportunity to take advantage of that.